SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C. 20549
	FORM 11-K



(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

	 For the fiscal year end December 31, 1994

	OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                 to
Commission file number 1-12454

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

	MORRISON RESTAURANTS INC. SALARY DEFERRAL PLAN


  B. Name of issuer of the securities held pursuant to the Plan and address of its principal executive office:

	MORRISON RESTAURANTS INC.
	P.O. Box 160266
	Mobile, Alabama  36625













Exhibit index appears at page 2. This report contains a total of 19 pages.


	Page 1 of 1



	EXHIBIT INDEX



Exhibit                                                       Page
Number                 Description                           Number


13              Annual Report to Security-Holders                   4
23              Consent of Independent Auditors                    19


































Page 2 of 19




SIGNATURES



Morrison Restaurants Inc. Salary Deferral Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Morrison Restaurants Inc. Salary Deferral Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


			       Morrison Restaurants Inc.
			       Salary Deferral Plan
				      (Name of Plan)






Date   May 12, 1995            /s/ Wallace R. Bunn
                               Wallace R. Bunn
                               Director; Chairman, Compensation
                               Committee






















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